EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended
	June 30,
	2006	2005
Earnings per common share - basic
Net income - basic	$802	$840

Weighted average common shares
outstanding - basic	2,505,825	2,500,407

Earnings per common share - basic	$0.32	$0.34

Earnings per common share - diluted
Net income - basic and diluted	$802	$840

Weighted average common shares
outstanding - basic	2,505,825	2,500,407
Effect of dilutive securities - options	61,675	67,237
Weighted average shares
outstanding - diluted	2,567,500	2,567,644

Earnings per common share-diluted	$0.31	$0.33